December 13, 2005

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Attention: Duc Dang

Re:	Public Offering of Star Maritime Acquisition Corporation
(Registration Statement No. 333-125662) (the “Registration Statement”)

Dear Mr. Dang:

In connection with the public offering of Star Maritime Acquisition Corporation (the “Registrant”) referred to above, and in accordance with the provisions of Rule 460 under the Securities Act of 1933, as amended, we hereby advise you, as representative of the underwriters (the “Underwriters”), that the Preliminary Prospectus, dated November 23, 2005, in connection with the Registration Statement was distributed approximately as follows:

1,050	to the Underwriters;
100	to prospective underwriting syndicate members;
1,900	to prospective dealers; and
4,950	to prospective investors and others.
8,000	Total

We hereby join in the request of the Registrant that Registration Statement be made effective at the time requested by the Registrant, on December 15, 2005, 4:00 p.m. Eastern Standard Time, or as soon as practicable thereafter.

On behalf of the Underwriters, we hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 under the Securities Act of 1933 and of final prospectuses, all as required under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Director of Investment Banking